February 5, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Source Energy Partners L.P.

Registration Statement on Form S-1 (as amended)

File No. 333-185754

Dear Mr. Schwall:

On behalf of New Source Energy Partners L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. (Washington, D.C. time) on February 7, 2013, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated January 29, 2013, the Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR. If you need additional information, please contact David P. Oelman (713) 758-3708 of Vinson & Elkins L.L.P.

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Very truly yours,

New Source Energy Partners L.P.

By:	New Source Energy GP, LLC

By:	/s/ Kristian B. Kos
Name:	Kristian B. Kos
Title:	President and Chief Executive Officer